[Bryan Cave LLP Letterhead]

February 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Tom Kluck
Howard Efron
Kevin Woody
Erin Martin
Jennifer Gowetski

Re:	GreenHaven Coal Fund
Registration Statement on Form S-1
Filed February 5, 2014
File No. 333-182301 -- RESPONSE TO COMMENT LETTER

Ladies and Gentlemen:

On behalf of GreenHaven Coal Fund (the “Fund”) and GreenHaven Coal Services, LLC (the “Sponsor”), we set forth below the Fund’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”), in a letter dated February 4, 2015, from Ms. Jennifer Gowetski, Special Counsel (the “Comment Letter”), with respect to the Fund’s sixth amendment to Registration Statement on Form S-1, File No. 333-182301, filed on January 21, 2015 (the “Form S-1”).

For your convenience, each response follows the sequentially numbered comment copied from the Comment Letter.

General

1.	Please identify the initial Authorized Participant prior to effectiveness or advise.

Response: The initial Authorized Participant will be Jane Street Capital, LLC.

2.	We note your disclosures regarding the payment of brokerage fees and subsequent reimbursement of other costs of the Sponsor. Please clarify for us if offering costs are specifically excluded from reimbursement as they are not mentioned. Additionally please tell us how this disclosure is consistent with your disclosure on page 25 which mentions that the Sponsor may be reimbursed for organization and offering fees and expenses.

Response: Please see attached Schedule 1 for our proposed changes to page 27 of the Form S-1 in response to the foregoing comment.

Securities and Exchange Commission

February 5, 2015

3.	Please disclose the amount that the fund has incurred for any organizational costs as well as offering costs through the date of your financial statements. To the extent these costs have been paid by the Sponsor or an affiliated entity on the Fund’s behalf, please tell us and disclose the amount that has been incurred to date and what your policies are related to these costs. Please tell us whether you anticipate that the Sponsor will be either fully or partially reimbursed for the Fund’s organization and offering costs if the offering of the Fund is successful.

Response: Please see attached Schedule 2 for our proposed changes to page F-6 of the Form S-1 in response to the foregoing comment.

Thank you for your consideration of our responses to your comments. We would very much appreciate the Staff contacting us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6820.

Very truly yours,

/s/ Terrence A. Childers

Terrence A. Childers

cc:	Mr. Cooper Anderson, GreenHaven Coal Services, LLC

Mr. Eliot Robinson, Bryan Cave LLP

Schedule 1

Accrual

The Fund’s (i) brokerage commissions and fees ~~and~~, (ii) organizational~~,~~ and offering fees and expenses, and (iii) ongoing operational, administrative, professional and other ordinary fees and expenses are accrued at a rate of 0.30% per annum in the aggregate. Of the amounts so accrued, the Fund will first pay its brokerage commissions and fees, and with the remainder, if any, ~~reimburse~~ to be applied towards the reimbursement of the Sponsor for (a) first, the Fund’s ~~organizational, ordinary and~~ ongoing operational, administrative ~~costs~~, professional and other ordinary fees and expenses ~~paid by the Sponsor~~ (other than any marketing-related fees and expenses, including the Marketing Agent’s fee for marketing services provided to the Fund), and (b) second, the Fund’s organizational and offering fees and expenses. See “—Breakeven Table” and “—Fees and Expenses —Fees Payable to Service Providers” above for a description of the estimated fees, costs and expenses paid by the Sponsor and subject to reimbursement by the Fund.

Although the Fund will likely realize interest income from its holdings in U.S. Treasuries, the Sponsor anticipates that such income will not offset the fees and expenses payable to the Fund’s third-party service providers. Accordingly, the Sponsor expects that the payment of such fees and expenses will, over time, negatively impact the Fund’s ability to track Coal Futures beyond their change over a daily period. If the Fund enters into new contractual relationships or renews existing relationships with its service providers, it may incur higher fees and expenses and need to change the accruals of its Sponsor Fee, brokerage fees and expenses, or introduce new fees or expenses. Any such change in accruals or additional fees or expenses could increase the Fund’s tracking error relative to the underlying Coal Futures and make an investment in the Shares less profitable. At this time, the Sponsor does not anticipate taking any actions to mitigate any such tracking error other than through the negotiation of fees payable to its service providers.

27

Schedule 2

3. The Offering of the Shares

Following the date of the Fund’s prospectus, it is expected that an initial Authorized Participant (as defined below) will purchase at least 100,000 Shares at a per Share price of $30.00, and that the initial Authorized Participant will then reoffer these Shares at a per Share offering price on the NYSE Arca that will vary, depending on, among other factors, the trading price of the Shares.

Following the purchase of the minimum amount by the initial Authorized Participant and the subsequent commencement of the Fund ’s trading operations, the Fund intends to continuously offer Baskets of 25,000 Shares to certain eligible financial institutions (“Authorized Participants”) at a price based on the NAV (as defined below) per Share. Authorized Participants are the only persons that may place orders to create and redeem Baskets. Prospective investors that do not meet the Fund’s requirements for an Authorized Participant will not be able to place orders to create and redeem Baskets. However, Authorized Participants may re- sell the ir Shares to other investors. The process describing the creation and redemption of S hares is presented in further detail in the Fund’s prospectus.

The net asset value of the Fund (the “NAV”) equals the market value of the Fund’s total assets less total liabilities calculated in accordance with GAAP. Under the Fund’s current operational procedures, the Fund’s administrator will calculate the NAV once each NYSE Arca trading day.

The Shares are classified as “Redeemable Capital Shares” for financial statement purposes, since they are subject to redemption at the option of Authorized Participants. Outstanding Shares are reflected at redemption value, which represents the Fund’s maximum obligation (based on NAV per Share).

4. Fees and Expenses

a)	Ordinary Fees and Expenses

As of January 21, 2015, the Sponsor and its parent holding company, GreenHaven Group, LLC, incurred fees and expenses in connection with the organization of the Fund and the offering described in the prospectus equal to $330,626.71. These organizational and offering fees and expenses are subject, under certain circumstances, to reimbursement by the Fund in the future. After the Fund’s commencement of operations, all of the routine operational, administrative and other ordinary expenses of the Fund will be paid by the Sponsor, including, but not limited to computer services, the fees and expenses of the Trustee, legal and accounting fees and expenses, tax preparation expenses, filing fees, fees in connection with fund administration, and printing, mailing and duplication costs. The Sponsor, under certain circumstances, may be reimbursed by the Fund in the future in connection with the payment of such fees and expenses.

The Fund will pay the ongoing Sponsor Fee of 0.95% per annum of the NAV as well as the Fund’s brokerage fees and expenses incurred in connection with the purchase and sale of Coal Futures and Treasuries. The Fund’s brokerage fees and expenses are accrued at a rate of 0.30% per annum in the aggregate. Of the amounts so accrued, the Fund first pays the brokerage fees and expenses, and secondly from the remainder of the amounts so accrued, reimburses the Sponsor for certain Fund organizational, offering and ongoing operating expenses as further outlined in the prospectus.

b)	Unusual Fees and Expenses

The Fund will generally pay all of its unusual fees and expenses, if any , as determined by the Sponsor. Unusual fees and expenses include but are not limited to non-recurring fees such as legal claims and liabilities, litigation costs and any permitted indemnification payments related thereto. Unusual fees and expenses also include material expenses that are not currently anticipated obligations of the Fund or of managed futures funds in general.

5. Termination

The term of the Fund is perpetual, but the Fund may be dissolved at any time and for any reason, or for no reason at all, by the Sponsor with written notice to the Shareholders. Any termination of the Fund will result in the compulsory redemption of all outstanding Shares.

6. Service Providers and Related Party Agreements

(a) “Trustee” — Christiana Trust, a division of Wilmington Savings Fund Society, FSB, is the trustee for the Fund. Christiana Trust is headquartered in Wilmington, Delaware.